January 30, 2006

By U.S. mail and facsimile to 011 (853) 323265

C.P. Li
Chief Financial Officer
Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

	RE:	Deswell Industries, Inc.
		Form 20-F for the fiscal year ended March 31, 2005
		Filed July 8, 2005

		File No. 0-26448

Dear Mr. Li:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 20-F for the fiscal year ended March 31, 2005

Item 5. Operating and Financial Review and Prospects, page 24

Operating Results, page 24
1. We note your discussion of the comparisons between fiscal years on pages 25-29. In future filings, please address the following:
* Discuss, in detail, exactly why your gross margins have been decreasing steadily over the past five fiscal years, continuing into the quarters of fiscal 2006. Please quantify the impact of price reductions and raw material, in particular resin, price increases on the gross margin of each segment. Refer to Item 5.A and 5.D of Form
20-F.
* Discuss the sales and gross profit trends of the electronic products assembling segment in greater detail. It appears that this segment may quickly eclipse the performance of the plastic injection molding segment. We note that net sales for the electronic products segment more than doubled during fiscal 2005.

Liquidity and Capital Resources, page 30

2.  	We note your table of contractual obligations and commercial commitments on page 31.  We have the following comments:
* In future filings, please include a "Total" column, as shown in
Item 5.F of Form 20-F.
* You disclose purchase obligations for the year ending March 31, 2006 of $8,695,000. However, it is not clear to us what this amount represents, particularly in light of the fact that you do not engage in long-term contracts with customers or suppliers. Please tell us, and disclose in future filings to the extent material within this section and your commitments and contingencies note, the nature of your purchase obligations.

Item 11. Quantitative and Qualitative Disclosures About Market
Risk,
page 52
3. You state that China`s law and regulations regulate dividend
distribution and repatriation by your China subsidiaries.   Such
dividends will be declared from retained earnings, but the amount of retained earnings will be limited by the amount of dividends that can be declared by your subsidiaries. Please provide us with the detailed computations you performed demonstrating that the restricted retained earnings do not exceed the 25% threshold, pursuant to Rule
4-08(e)(3) of Regulation S-X. If the restricted net assets exceed the 25% threshold, revise your financial statements in future filings to include the required Rule 4-08(e)(3) disclosures and Schedule I, which is discussed under Rules 5-04 and 12-04 of Regulation S-X.

Item 15. Controls and Procedures, page 53

4.	We note your disclosure regarding your disclosure controls
and
procedures.  We have the following comments:
* If true, please confirm to us that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please revise to comply with the requirement in future filings.
* If true, please confirm in your response that there have been no changes in internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F. Please revise your future filings to comply with this disclosure requirement.

Financial Statements

8. Income Taxes, page 66

5.	Please tell us the facts and circumstances that have led to
the
recognition of no deferred tax assets for the two most recent fiscal years, and deferred tax liabilities of only $15,000 at March 31, 2004, resulting in nil deferred tax expense for the years ended March
31, 2003 and 2004, and $15,000 deferred tax expense for the year ended March 31, 2005.

6.	Please tell us the nature of the line item "Effect of income for
which no income tax is payable" in your reconciliation table on page
67. Citing relevant accounting literature, please also tell us why the transactions included in this line do not give rise to deferred taxes.


*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Nili Shah
								Branch Chief
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Mr. C.P. Li
Deswell Industries, Inc.
January 30, 2006
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE